SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):     .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):     .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated December 27, 2012 in respect of Completion of Connected Transaction and Discloseable Transaction relating to the Proposed Acquisition of a 100% Equity Interest in Unicom New Horizon Telecommunications Company Limited from China United Network Communications Group Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: December 28, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement

Completion of Connected Transaction and Discloseable Transaction

Relating to

the Proposed Acquisition of a 100% Equity Interest in Unicom New Horizon

Telecommunications Company Limited from China United Network

Communications Group Company Limited

Reference is made to the announcements dated 21 November 2012 and 21 December 2012 and the circular dated 29 November 2012 (the “Circular”) issued by the Company in connection with the proposed acquisition of a 100% equity interest in Unicom New Horizon Telecommunications Company Limited from China United Network Communications Group Company Limited. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all of the conditions precedent to the completion of the Proposed Acquisition were satisfied (or, if applicable, waived) on 26 December 2012 and completion of the Proposed Acquisition took place on the same day. Following the completion of the Proposed Acquisition, Unicom New Horizon is now a wholly-owned subsidiary of CUCL and an indirect wholly-owned subsidiary of the Company.

As of the date of this announcement, the Board comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton,
directors:	Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 27 December 2012